SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.  3)*

Spatialight, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

847248 10 1

(CUSIP Number)

Robert A. Olins
c/o Spatialight, Inc.
Five Hamilton Landing
Suite 100
Novato, California 94949
(415) 883-1693

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2003**

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**  This Amendment No. 3 relates to events on various dates described herein. The date set forth above is the filing date.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act.

Item 1. Security and Issuer.
Item 5. Interest in Securities of the Issuer.
Signatures

CUSIP No. 847248 10 1	13D	Page 2 of 6 Pages

(1)		Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Robert A. Olins

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)		SEC Use Only

(4)		Source of Funds (See Instructions)

OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

(6)		Citizenship or Place of Organization

United States of America

	Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 1,775,000 (8) Shared Voting Power 0 (9) Sole Dispositive Power 1,775,000 (10) Shared Dispositive Power 0

(11)		Aggregate Amount Beneficially Owned by Each Reporting Person
1,775,000

(12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)		Percent of Class Represented by Amount in Row (11)
6.5%

(14)		Type of Reporting Person (See Instructions)
IN

CUSIP No. 847248 10 1	13D	Page 3 of 6 Pages

(1)		Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Argyle Capital Management Corporation

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)		SEC Use Only

(4)		Source of Funds (See Instructions)

OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

(6)		Citizenship or Place of Organization

Delaware

	Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 2,922,166 (8) Shared Voting Power None (9) Sole Dispositive Power 2,922,166 (10) Shared Dispositive Power None

(11)		Aggregate Amount Beneficially Owned by Each Reporting Person
2,922,166

(12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)		Percent of Class Represented by Amount in Row (11)
11.45%

(14)		Type of Reporting Person (See Instructions)
CO

CUSIP No. 847248 10 1	13D	Page 4 of 6 Pages

Item 1. Security and Issuer.

     This Amendment No. 3 amends and supplements Amendment No. 2 on Schedule 13D/A filed with the Securities and Exchange Commission on August 7, 2001 with respect to the Common Stock, par value $0.01 per share (“Spatialight Stock”), of Spatialight, Inc., a New York corporation (“Spatialight”). The principal executive offices of Spatialight are located at Five Hamilton Landing, Suite 100, Novato, California 94949.

     This Amendment No. 3 is being filed to reflect the acquisition of additional shares of Spatialight Stock, the grant of options to purchase Spatialight Stock and the extension of the maturity date of certain convertible notes. Except as amended and supplemented herein, the information set forth in the Schedule 13D/A filing, as amended by the Amendment No. 2 on the Schedule 13D/A filing, remains true and correct in all material respects.

Item 5. Interest in Securities of the Issuer.

     (a)  – (b) At the date of this Amendment No. 3, 4,697,166 shares of Spatialight Stock are beneficially owned by the Filing Persons. The Filing Persons represent approximately 17.2% of the total number of the issued and outstanding shares of Spatialight Stock (based upon information contained in the Quarterly Report on Form 10-QSB of Spatialight, for the quarterly period ended September 30, 2002, stating that there were 25,513,000 shares of Spatialight Stock outstanding as of November 11, 2002.

     At the date of this Amendment No. 3, Robert A. Olins is the holder of options to purchase 1,775,000 shares of Spatialight Stock of which options to purchase 775,000 of the shares were approved by the Stockholders of Spatialight on June 8, 2001 and options to purchase 1,000,000 of the shares were issued pursuant to Spatialight’s 1999 Stock Option Plan. Of these options, 1,275,000 are currently exercisable and the remaining 500,000 are exercisable as of January 28, 2003. The options to purchase Spatialight Stock represent approximately 6.5% of the Spatialight Stock outstanding.

     At the date of this Amendment No. 3, Argyle Capital Management Corporation (“Argyle”) is the holder of $1,188,000 face amount of the Convertible Notes, due March 31, 2004 (the “Convertible Notes”). The maturity date of the Convertible Notes was extended from December 31, 2002 since the filing of the Amendment No. 2 on Schedule 13D/A. If principal of the Convertible Notes were converted in full, the Convertible Notes would require the issuance by Spatialight of 2,376,000 shares, representing 9.3% of Spatialight Stock outstanding. Principal and interest on the Convertible Notes are immediately convertible into Spatialight Stock. Argyle has sole power to convert, dispose or direct the disposition of these Convertible Notes which carry no voting rights.

     As of the date of this Amendment No. 3, an aggregate of 358,180 shares of Spatialight Stock have been issued to Argyle on various dates since the filing of Amendment No. 2 on Schedule 13D/A in lieu of payment of an aggregate of $179,090 of interest on the Convertible Notes multiplied by a price of $.50 per share as provided under the Convertible Notes. Shares of Spatialight Stock were issued to Argyle in the following amounts on the following dates: on October 11, 2001, 36,823 shares and on January 4, 2002, 36,432 shares in satisfaction of accrued by unpaid interest on the Convertible Notes; and on March 28, 2002, 142,560 shares and on January 2, 2003, 142,360 shares in prepayment of interest on the Convertible Notes.

     At the date of this Amendment No. 3, Argyle is the holder of 650,914 common shares which represent approximately 2.6% of outstanding Spatialight Stock. This number of shares reflects the acquisition of 358,180 shares of Spatialight Stock since the filing of Amendment No. 2 on

CUSIP No. 847248 10 1	13D	Page 5 of 6 Pages

Schedule 13D/A. Argyle has sole power to dispose or direct the disposition and sole power to vote or direct the vote of these shares.

     (c)  The following transactions have been effected since the filing of the Amendment No. 2 on Schedule 13D/A.

     On October 11, 2001, Argyle acquired 36,828 shares of Spatialight Stock in payment of accrued but unpaid interest owing from July 1, 2001 to September 31, 2001 on the Convertible Notes based on $18,414 in accrued interest multiplied by a price of $.50 per share.

     On January 4, 2002, Argyle acquired 36,432 shares of Spatialight Stock in payment of accrued but unpaid interest owing from October 1, 2001 to December 31, 2001 on the Convertible Notes based on $18,216 in accrued interest multiplied by a price of $.50 per share.

     On January 28, 2002, Robert A. Olins was granted an option to purchase 500,000 shares of Spatialight Stock.

     On March 28, 2002, Argyle acquired 142,560 shares of Spatialight Stock in prepayment of interest from January 1, 2002 to December 31, 2002 on the Convertible Notes based on $71,280 in prepaid interest multiplied by a price of $.50 per share.

     On January 2, 2003, Argyle acquired 142,360 shares of Spatialight Stock in prepayment of interest from January 1, 2003 to December 31, 2003 on the Convertible Notes based on $71,180 in prepaid interest multiplied by a price of $.50 per share.

CUSIP No. 847248 10 1	13D	Page 6 of 6 Pages

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 3, 2003

/s/Robert A. Olins

Robert A. Olins

ARGYLE CAPITAL MANAGEMENT CORPORATION

By:	/s/Robert A. Olins

Robert A. Olins President